UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-148024

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

MetLife, Inc.

200 Park Avenue

New York, NY

10166-1088

212-578-2211

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in Each of the New England Life Insurance Company 401(k) Savings Plan and Trust and the New England Agents’ Deferred Compensation Plan and Trust

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Effective January 1, 2015, the New England Life Insurance Company 401(k) Savings Plan and Trust and the New England Agents’ Deferred Compensation Plan and Trust (together, the “New England Plans”) were each merged into the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “SIP”), with the SIP being the surviving and continuing plan. As a result, each of the New England Plans ceased to exist and the interests in each of the New England Plans, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 15d-6, the SIP has filed this Form 15 as successor in interest to each of the New England Plans to reflect the suspension of each of the New England Plans’ respective duties to file reports under Section 15(d) of the Securities Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the SIP, as successor in interest to each of the New England Plans, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (as successor in interest to each of the New England Life Insurance Company 401(k) Savings Plan and Trust and the New England Agents’ Deferred Compensation Plan and Trust)

Date: January 29, 2015	By:	/s/ Mark J. Davis
	Name:	Mark J. Davis
	Title:	Plan Administrator